UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission file number: 0-30394

Metalink Ltd.

(Translation of registrant’s name into English)

c/o Fahn Kanne, Hamasger Street 32, Tel Aviv, 6721118, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENT

Metalink Ltd. (the “Company” or “Metalink”) hereby reports that, as part of the Company’s cost- reduction plans, Shay Evron, who acted as the Company’s Chief Financial Officer since June 2011 and as its Acting Chief Executive Officer since March 2015, will no longer continue in such positions. Mr. Evron was providing such services as part of the Company’s engagement with an affiliate of Fahn Kanne- Grant Thornton Israel for the provision of these officer services as well as other financial and accounting services to the Company, which are expected to continue.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METALINK LTD.

Date: December 11, 2017	By:	/s/ Joseph Winston
	Name:	Joseph Winston
	Title:	Chairman of the Board of Directors

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